Exhibit 99.1

China Lending Corporation Announces Receipt of Nasdaq Continued Listing Deficiency Notice

BEIJING and URUMQI, China, May 2, 2019 /PRNewswire/ -- China Lending Corporation (“China Lending” or the “Company”) (NASDAQ: CLDC), a non-bank direct lending corporation servicing micro, small and medium sized enterprises currently underserved by commercial banks in China, today announced that on May 1, 2019 (the “Notification Date”), the Company received a notification letter from Nasdaq Listing Qualifications (“Nasdaq”) notifying that the Company is no longer in compliance with the Nasdaq Capital Market’s continued listing requirement of a minimum of $2,500,000 in stockholders’ equity, as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Nasdaq Listing Rules”). The Nasdaq Listing Rules requires listed companies to maintain stockholders' equity of at least $2.5 million. In the Company’s Form 20-F for the period ended December 31, 2018, the Company reported a negative stockholders’ equity of approximately $36 million, which is below the minimum stockholders’ equity required for continued listing pursuant to the Nasdaq Listing Rules. Nasdaq also determined that the Company does not meet the alternatives of market value of listed securities or net income from continuing operations for continued listing.

The Nasdaq notification letter does not result in the immediate delisting of the Company’s ordinary shares. The Company has 45 calendar days from the Notification Date, or until June 17, 2019, to submit a plan to Nasdaq to regain compliance with the minimum stockholders’ equity standard. If the plan is accepted by Nasdaq, the Company may be granted a compliance period of up to 180 calendar days from the Notification Date to evidence compliance. The Company’s management is looking into various options available to regain compliance and maintain its continued listing on The NASDAQ Capital Market.

The Company, by filing this press release, discloses its receipt of the notification from Nasdaq in accordance with Nasdaq Listing Rule 5810(b).

About China Lending Corporation

Founded in 2009, China Lending is a non-bank direct lending corporation and provides services to micro, small and medium sized enterprises, farmers, and individuals, who are currently underserved by commercial banks in China. Headquartered in Urumqi, the capital of Xinjiang Autonomous Region. China Lending is one of the largest direct lending companies in the region in terms of registered capital. For more information, please visit: www.chinalending.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: wuxiaoqing@chinalending.com

Phone: +86-991-316-9617

Investor Relations:

Tony Tian, CFA

Weitian Group LLC

Email: ttian@weitianco.com

Phone: +1-732-910-9692